                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                         First Commonwealth Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    319828208
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY. 40484 (606 365-3555)
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 26, 1999
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 319828208            13D                           Page 2 of 20 Pages
-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC *
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [   ]
               (b)  [X]
-------------------------------------------------------------------------------
3              SEC USE ONLY
-------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                              0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                               0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                 0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                      0*
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               0*
-------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)     [X]
-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                 CO
-------------------------------------------------------------------------------
*  See response to Item 5

CUSIP No.  319828208              13D                        Page 3 of 20 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Bancorp, Inc.
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [   ]
               (b)  [X]
-------------------------------------------------------------------------------
3             SEC USE ONLY
-------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               WC, BK
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            1,217*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              1,217*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                        0*
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
              1,217*
-------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               2.2%
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               HC
-------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208              13D                         Page 4 of 20 Pages
-------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Jesse T. Correll
-------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [   ]
              (b)  [X]
-------------------------------------------------------------------------------
3            SEC USE ONLY
-------------------------------------------------------------------------------
4            SOURCE OF FUNDS
              AF
-------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                               0
SHARES         ----------------------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                  0
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               See response to Item 5
-------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               See response to Item 5
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               IN

CUSIP No. 319828208              13D                         Page 5 of 20 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Capital Corp., LLC
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [   ]
               (b)  [X]
-------------------------------------------------------------------------------
3             SEC USE ONLY
-------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                              0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                               0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                 0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                       0*
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
             0*
-------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 319828208              13D                         Page 6 of 20 Pages
-------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Investments, LLC
-------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [   ]
              (b)  [X]
-------------------------------------------------------------------------------
3             SEC USE ONLY
-------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               00
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                             0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     0*
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               0*
-------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)      [X]
-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0%
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

* See response to Item 5

EXPLANATORY NOTE:

         The purpose of this amendment is to update the disclosures in Item 2 (including Exhibit C), to reflect the merger of United Income, Inc. into United Trust, Inc., which was effective July 26, 1999, and to update share ownership information. The filing of this Statement shall not be construed as an admission that any of the reporting persons is the beneficial owner of securities reported as beneficially owned by United Trust, Inc. (now named United Trust Group, Inc.)("UTI").

         Information concerning the reporting persons' beneficial ownership of shares of UTI is contained in the Schedule 13D, as amended from time to time, the reporting persons have filed with respect to the common stock of UTI. (Commission No. 0-16867)

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

          (a)     The  name  of  this  Reporting   Person  is  Jesse  T. Correll
                  ("Mr.  Correll").

          (b) The business address of Mr. Correll is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Mr. Correll is a citizen of the United States.


 FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

          (a)     The  name  of this Reporting Person is First Southern Bancorp,
                  Inc.

          (b)     The state of organization of FSBI is Kentucky.

          (c) The principal business of FSBI is a multi-bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Directors, Executive Officers and Controlling Persons of FSBI:

                      Present Principal
 NAME                 BUSINESS ADDRESS                    OCCUPATION OR
                                                            EMPLOYMENT

Jesse T. Correll         P.O. Box 328                President and Director
                         99 Lancaster Street         of First Southern
                         Stanford, KY 40484          Bancorp, Inc.
                                                     (Bank holding company)

Randall L. Attkisson     P.O. Box 328                Vice President, Treasurer
                         99 Lancaster Street          and Director of First
                         Stanford, KY 40484          Southern Bancorp, Inc.
                                                     (Bank holding company)

Jill M. Martin           P.O. Box 328                Secretary of First Southern
                         99 Lancaster Street         Bancorp, Inc. (Bank
                         Stanford, KY 40484          holding company)


Ward F. Correll          P.O. Box 129                Owner, Cumberland Lake

                         150 Railroad Drive          Shell, Inc.
                         Somerset, KY 42502          (Gasoline wholesaler)

David S. Downey          P.O. Box 295                Regional CEO and Director
                         102 West Main Street        of First Southern National
                         Stanford, KY 40484          Bank (Bank)

Douglas P. Ditto         P.O. Box 295                Senior Vice President
                         102 West Main Street        of First Southern
                         Stanford, KY 40484          National Bank (Bank)

John R. Ball             P.O. Box 628                Regional CEO and Director
                         27 Public Square            of First Southern National
                         Lancaster, KY 40444         Bank (Bank)

Gary Dick                P.O. Box 489                Community CEO and
                         216 North Main St.          Director of First  Southern
                         Monticello, KY 42633        National (Bank)

James P. Rousey          3060 Harrodsburg            Regional CEO and Director
                         Lexington, KY 40503         of First Southern National
                                                     Bank (Bank)

Joseph E. Hafley         P.O. Box 328                Chief Lending Officer of
                         99 Lancaster Street         First Southern Bancorp,
                         Stanford, KY 40484          Inc.(Bank holding
                                                     company)

                  All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is an investment company. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers, Executive Officers and Controlling Person of FSF:

Name and Offices         Present Principal              Occupation or
HELD WITH FSF            BUSINESS ADDRESS                 EMPLOYMENT

Jesse T. Correll         P.O. Box 328            President and Director of First
 President, Director<F1> 99 Lancaster Street     Southern Bancorp, Inc. (Bank
                         Stanford, KY 40484         holding company)

Randall L. Attkisson     P. O. Box 328           Vice President, Treasurer and
 Treasurer, Manager      99 Lancaster Street     Director of First Southern
                         Stanford, KY 40484      Bancorp, Inc. (Bank holding
                                                 company)

Jill M. Martin           P. O. Box 328           Secretary of First Southern
 Secretary, Manager      99 Lancaster Street     Bancorp, Inc. (Bank holding
                         Stanford, KY 40484      company)

Christopher Coldiron     P. O. Box 328           Loan Officer and Vice President
 Vice President          99 Lancaster Street     of First Southern National
                         Stanford, KY 40484      Bank (Bank)

Ward F. Correll          P. O. Box 129           Owner, Cumberland Lake Shell,
 Manager                 150 Railroad Drive      Inc. (Gasoline wholesaler)
                         Somerset, KY 42502

David S. Downey          P. O. Box 295           Regional CEO and Director of
 Manager                 102 West Main Street    First Southern National Bank
                         Stanford, KY 40484      (Bank)

Douglas P. Ditto         P. O. Box 328           Senior Vice President of First
 Vice President, Manager 99 Lancaster Street     Southern National Bank (Bank)
                         Stanford, KY 40484

John R. Ball             P. O. Box 628           Regional CEO and Director of
 Manager                 27 Public Square        First Southern National Bank
                         Lancaster, KY 40444     (Bank)

Gary Dick                P. O. Box 489           Community CEO and Director of
 Manager                 216 North Main Street   First Southern National Bank
                         Monticello, KY 42633    (Bank)

James P. Rousey          3060 Harrodsburg        Regional CEO and Director of
 Manager                 Lexington, KY 40503      First Southern National Bank
                                                 (Bank)


<F1>  Mr. Correll  also  owns  approximately  82% of  the outstanding membership interests of FSF.

          Each of the above individuals is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).


         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers and Controlling Persons of FSC:

Name and Offices           Present Principal         Occupation or
HELD WITH FSF              BUSINESS ADDRESS            EMPLOYMENT


Jesse T. Correll           P.O. Box 328           President and Director of
 Manager                   99 Lancaster Street    First Southern Bancorp, Inc.
                           Stanford, KY 40484     (Bank holding company)

Randall L. Attkisson       P.O. Box 328           Vice President, Treasurer and
 Manager                   99 Lancaster Street    Director of First Southern
                           Stanford, KY 40484     Bancorp, Inc. (Bank holding
                                                  company)

                  The above individuals are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)   The name of this Reporting Person is First Southern  Investments,
               LLC.

         (b)   The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.


                                  Page 12of 20

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Executive Officer of FSI:

Name and Offices           Present Principal           Occupation or
HELD WITH                  BUSINESS ADDRESS             EMPLOYMENT


Randall L. Attkisson       P.O. Box 328           Vice President, Treasurer
 President                 99 Lancaster Street    and Director of First Southern
                           Stanford, KY 40484     Bancorp, Inc. (Bank holding
                                                  company)

         A list of the members of FSI is filed as Exhibit C to this Report and is incorporated herein by reference.

          Mr. Attkisson and the individuals identified on Exhibit C are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not amended.

ITEM 4.  PURPOSE OF TRANSACTION

         Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The beneficial ownership of shares of the Common Stock by each Reporting Person is as follows. Except where otherwise noted, each Reporting Person has sole voting and dispositive power over the shares shown as beneficially owned by it:

         Reporting persons:
                  First Southern Bancorp, Inc.          1,217 shares      2.2%
                  First Southern Funding, LLC
                  First Southern Capital Corp., LLC
                  First Southern Investments, LLC
                           Total<F1>                    1,217 shares      2.2%

         Others:
                  United Trust Group, Inc.<F2>         43,547 shares<F2> 79.8%


         <F1>     The Reporting Persons have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of FCC beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 22% and companies he controls owns approximately 36% of the outstanding voting stock of FSB. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.

         <F2>     On July  26, 1999, United Income, Inc. merged into United
                  Trust, Inc. ("UTI"), which changed its corporate name to United Trust Group, Inc. Prior to the merger, United Income, Inc. and UTI owned, collectively, 100% of the outstanding stock of United Trust Group, Inc., which was the record owner of 43,303 shares, and United Income, Inc. was the record owner of 244 shares. All of these shares were transferred to UTI in conjunction with the merger. Upon completion of the merger, the Reporting Persons own, in the aggregate, approximately 33% of the outstanding shares of UTI, as of July 26, 1999. Beneficial ownership of these shares of Common Stock by the Reporting Persons is disclaimed at this time. If these shares were combined with shares owned by the Reporting Persons, they would aggregate 44,764 shares.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with or incorporated by reference in this Schedule 13D:

Exhibit A-     Acquisition  Agreement  between FSF and UTI dated April 30, 1998, as  amended  May  29,  1998,  including  the  following  exhibits thereto:  (i) Stock Purchase  Agreement  between FSF and Larry E.
               Ryherd  dated April 30,  1998;  (ii)  Convertible  Note  Purchase
               Agreement  between FSF and James E. Melville,  George E. Francis,
               Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K.
               Borden and  Patricia G. Fowler  dated April 30,  1998;  and (iii)
               Option  Agreement  between  FSF  and UTI  dated  April  30,  1998
               (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons dated June 17, 1998, relating to the common stock of United Trust, Inc. (Commission No. 0-16867))

Exhibit B-     Agreement  among  Reporting  Persons dated March 22, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l)
               (previously filed)

Exhibit C-     Members of First Southern Investments, LLC

Exhibit D-     Letter agreements  and  promissory note relating to the borrowing of funds by FSB referenced in Item 3  (incorporated  by reference
               to Exhibit D to the Schedule 13D filed by the Reporting   Persons
               dated June 17,  1998,  relating to the  common  stock  of  United
               Trust, Inc. (Commission No. 0-16867))

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 1999                       By: /s/ JESSE CORRELL
                                        -------------------------------------
                                      Jesse T. Correll
                                      Attorney-in-Fact on behalf of each of  the
                                      Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated March 22 , 1999, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George
                   E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

         B**       Agreement  among  Reporting  Persons dated March 22, 1999 for
                   the  filing  of  a  single   Schedule  13D  pursuant  to Rule
                   13d-l(f)(l)

         C         Members of First Southern Investments, LLC

         D*        Letter  agreements  and  promissory   note  relating  to  the
                   borrowing of funds by FSB referenced in Item 3 (incorporated by reference to Exhibit D to the Schedule)

*Incorporated by reference to the Schedule 13D, dated June 17, 1998, filed by the Reporting Persons relating to the common stock of United Trust, Inc. (Commission No. 0-16867)

**Previously filed